Forgent Networks

108 Wild Basin Road

Austin, TX 78746

512-437-2700

August 17, 2007

Mark Kronforst

Accounting Branch Chief

Division of Corporation Finance

Room 4561

Securities & Exchange Commission

Washington, DC  20549

Re:	Forgent Networks, Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended July 31, 2006
Filed October 31, 2006
Form 10-Q for the Fiscal Quarter Ended April 30, 2007
Filed June 14, 2007
File No. 000-20008

Dear Mr. Kronforst:

This letter is in response to your letter dated August 3, 2007 containing your comment to Note 2 to our financial statements filed with Form 10-Q for our fiscal quarter ended April 30, 2007.  After careful analysis of your comment with our outside auditors, Ernst & Young LLP, and our outside counsel, Winstead PC, we believe that our treatment of this matter is justified as set forth in the following response:

Form 10-Q for the Fiscal Quarter Ended April 30, 2007

Note 2 — Litigation Settlements, page 6

1.                                      We note that your litigation settlements appear to be multiple-element arrangements that may include various rights, licenses, and releases between the parties.  We further note that you classify these settlements exclusively as revenue despite the apparent existence of elements that could be classified as settlement gains rather than revenue.  Please tell us whether you followed the allocation guidance related to multiple-element arrangements for software deliverables (SOP 97-2) or technology (EITF 00-21) and explain how you applied that guidance to these settlements.

During fiscal 2000, we initiated a patent licensing program, to aggressively pursue licensing of our intellectual property.  In connection with such program, we performed a review of our intellectual property and determined in the beginning of calendar 2001 that within our patent portfolio, we own patents surrounding image compression technology (‘672 patent) and computer controlled video system playback during recording technology (‘746 patent). We recognized the potential value of these patents given the advancement of certain products built around these technologies.  The technology embodied in the ‘672 patent is utilized in digital cameras, personal digital assistants, cellular phones, printers and other products. The technology embodied in the ‘746 patent is utilized primarily in digital video recorders (DVR’s). We hired patent counsel on a contingent fee basis to explore the potential recoverability of amounts due from companies utilizing our technology under these patents in their products.

We determined that there were numerous companies who were currently using our patent technology and were planning to use the technology in the further development of their products.  Through our patent counsel, we identified companies who were using our patent technology and initiated discussions/negotiations for licensing.  Although we own these patent technologies, we did not and do not provide technical support, maintenance or upgrades for such technology.  We have not expended research and development efforts surrounding these patents and we have not employed personnel to provide consulting related to such technology.  Our business plan was to pursue licensing settlements with identified users of our patent technology for past, current and future usage.  We viewed this business plan as a separate operating segment and disclosed it as such beginning in fiscal 2002 when we received our first licensing settlement.

Our business plan for our patent technology did not include the pursuit of new customers.  We realized that the patents identified had relatively short remaining lives as one patent was due to expire in October 2006.  Our business efforts were focused on the pursuit of identified users of our patent technology for licensing and settlement fees.  Initially such pursuit would consist of negotiations between us, our attorneys and the users to reach an agreed upon lump sum settlement for both past and future usage of the patent technology.  In many cases, the negotiations did not result in a reasonable settlement and we would include the identified company as a named party in a patent infringement lawsuit.  We then vigorously pursued these named parties through litigation.  Since the inception of this patent technology business plan, we obtained license settlements of approximately $150 million of which approximately $97 million was obtained via negotiations with the identified companies prior to filing of a lawsuit and approximately $53 million was obtained subsequent to filing a lawsuit against certain parties.

Although our licensing settlements may appear to have multiple elements such as patent licenses and other benefits (i.e. related settlements and releases), we view all of these to be one element which is the authorized usage of our patent technology.  None of our licensing settlements involved us providing services of any type or providing any new deliverables to the user.  From the beginning, our intent was to pursue settlements with unauthorized users of our patent technology.  That is why we involved patent counsel to lead these pursuits from the onset.  Pursuant to our business plan, there was no difference whether agreements reached were referred to as licenses, settlements, or releases.  Our business plan goal was to maximize proceeds received from identified users of our patent technology.  Upon reaching an agreement, we had no obligations to perform.  We had no products or services to deliver as the user already possessed such technology.  We had no ongoing maintenance or technical support to provide.  Since there were no remaining obligations, we determined that the entire settlement amount was recognizable as income.  We classified the entire amount of the license settlement as revenue which is consistent with the purpose of our operating segment and business plan.  Since the formation of our IP business segment, we have consistently provided updates in our Form 10K’s and Form 10Q’s as to our settlement pursuits including pending trial dates.  We believe classification of settlement amounts as revenue is appropriate as that was the business purpose of our IP segment.

As requested in your August 3, 2007 letter, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accuracy of the disclosures in the referenced filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal Securities laws of the United States.

Thank you for your consideration of our above response.

Sincerely,

Jay C. Peterson
Chief Financial Officer

cc:	Ricky Richter
Ernst & Young LLP

Vernon E. Rew, Jr.
Winstead PC